EXHIBIT 99.1

New Found Gold Corp. Adds US$2M to Treasury:

Sale of Third Party Secured Notes

Vancouver, BC, April 14, 2025 – New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the sale of non-convertible senior secured notes of Maritime Resources Corp. (”Maritime”; the “Notes”) held by the Company for gross proceeds of US$2,000,000 (approximately CAD$2,778,000).

Keith Boyle, CEO of New Found Gold, commented “We have recently announced the completion of a robust initial mineral resource estimate on our 100% owned Queensway Gold Project (“Queensway”). A fully funded preliminary economic assessment is underway, with completion scheduled for Q2/25. With the new team’s focus squarely on advancing Queensway, this is an excellent time to monetize the Notes and add to our treasury without dilution to shareholders.”

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime consisting of the issuance of the Notes and common share purchase warrants (“Warrants”). The Notes were issued at a 2.0% original issue discount on the principal amount of the Notes for a gross investment of US$1,960,000 (CAD$2,638,500). The Company has received a total of approximately CAD$500,000 of interest income on the Notes. For additional information see the Company’s Audited Financial Statements for the year ended December 31, 2024 filed on the Company’s profile on SEDAR+ and EDGAR on March 21, 2025.

The issuance of the Notes included a 40% warrant coverage, resulting in the Company receiving 15,324,571 Warrants. Each Warrant is exercisable into one common share (each a “Warrant Share”) of Maritime at a price of $0.07 per Warrant Share until August 14, 2025. At the option of Maritime, the expiry of the Warrants may be extended until August 14, 2026. In the event Maritime extends the expiry of the Warrants, Maritime shall pay to the Company an extension fee equal to 3% of the aggregate principal amount of the Notes then issued and outstanding and accrued and unpaid interest thereon. The Company continues to hold the Warrants.

About New Found Gold

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial mineral resource estimate at Queensway (see New Found Gold news release dated March 24, 2025). A fully funded preliminary economic assessment is underway, with completion scheduled for late Q2/25.

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes an 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the timing and completion of the preliminary economic assessment; the advancement of Queensway; and the timing of exercise and holding of the Warrants. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

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Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the preliminary economic assessment, the results and timing of the preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s Discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC